UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Fingerhut Companies, Inc.,
   4400 Baker Road


   Minnetonka, MN  55343
2. Date of Event Requiring Statement (Month/Day/Year)
   9/27/1999 (1)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Freeshop.com, Inc. (FSHP)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [ ] Form filed by One Reporting Person
   [X] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 1,619,387.00        D   Direct

Table II   Derivative Securitites Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Preferred Stock Series B        (2)                 Common Stock                 1,925,712.0           D           Direct
                                                                                 0
Warrants (Right to Buy)         (3)       12/31/00  Common Stock                 1,586,156.0$2.209000  D           Direct
                                                                                 0

Explanation of Responses:
(1)
Proposed date of initial public offering of Issuer.
(2)
The Preferred Stock Series B will automatically convert into  Common Stock upon the closing of the initial public offering.
(3)
The warrant is currently exercisable.
-
The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by Fingerhut Companies,
Inc.  Federated Department Stores, Inc. may be deemed to control Fingerhut by virtue of its ownership of 100% of Fingerhut's capital stock and its corresponding right to elect Fingerhut's directors, and therefore, the Issuer's equity securities may be also deemed to be beneficially owned by Federated.

SIGNATURE OF REPORTING PERSON
/S/ Fingerhut Companies, Inc. by Karen M. Hoguet, Vice President
DATE

Joint Filer Information

Name of Joint Filer:     Federated Department Stores, Inc.

Address:       7 West Seventh Street
               Cincinnati, OH  45202

Designated Filer:   Fingerhut Companies, Inc.

Issuer & Ticker
Symbol:        Freeshop.com, Inc.  ("FSHP")

Date of Event
Requiring Statement:     September 27, 1999

               Federated Department Stores, Inc.


Signature:     /s/_Karen M. Hoguet
                   Karen M. Hoguet
                   Senior Vice President and
                     Chief Financial Officer